BAYTEX CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND
FULL YEAR 2021 RESULTS TO BE HELD ON FEBRUARY 25, 2022

CALGARY, ALBERTA (February 17, 2022) – Baytex Energy Corp. (TSX: BTE) will release its 2021 fourth quarter and full year financial and operating results after the close of markets on Thursday February 24, 2022. A conference call and webcast will be held on Friday February 25, 2022 to discuss the results:

Date: Friday February 25, 2022

Time: 9:00 a.m. MST (11:00 a.m. EST)

Dial-in: 1-416-915-3239 (Toronto Local and International)
            1-800-319-4610 (North America Toll-Free)

Webcast: http://services.choruscall.ca/links/baytex20220225.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com